Cyrix Announces Management Change

     Richardson, Texas - December 9, 1996 - Cyrix Corporation (NASDAQ: CYRX) today announced that Chief Executive Officer, Jerry Rogers, is stepping down today from his role as President and CEO but will remain on the Board of Directors. Cyrix is retaining a search firm to find a replacement for Mr. Rogers.


     In the interim, an "Office of the President" has been established to be chaired by Jay Swent, Sr. Vice President of Finance and Administration. In addition, Kevin McDonough, Sr. Vice President of Engineering, Nancy Dechaud, Vice President of Manufacturing, and members of the Board of Directors will serve in the office.


     "Jerry has done a great job guiding Cyrix through its recent difficult time. We are coming out of these difficulties with a strong product offering that has attracted healthy customer interest. Jerry will continue to provide continuity as a Board member." said Chairman Berry Cash.


Cyrix Corporation

     Cyrix Corporation, (www.cyrix.com), headquartered in Richardson, Texas, is a leading supplier of high-performance processors and systems to the personal computer industry. Founded in 1988, the company designs, manufactures and markets innovative x86 software-compatible processors for the desktop and mobile computer markets. The Cyrix 6x86 processor was recently recognized for its performance with awards from a number of publications, including BYTE Magazine's Best Technology at CeBIT '96, Computer Resellers News' Editor's Choice Award, PC Week's Corporate IT Excellence Award and Windows Sources' Stellar Award.



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